

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2017

Mail Stop 4631

<u>Via E-mail</u>
Scott C. Morrison
Senior Vice President
Ball Corporation
10 Longs Peak Drive
P.O. Box 5000
Broomfield, Colorado 80021

> **Re: Ball Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 2, 2017**
> **File No. 1-07349**

Dear Mr. Morrison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2016</u>

<u>Note 3- Business Segment Information, page 58</u>

1. Please disclose total assets for each of your reportable segments in accordance with ASC 280-10-50-22, or provide the disclosures required by ASC 280-10-50-26.

<u>Note 4- Acquisitions and Dispositions, page 61</u>

2. Please provide the disclosures required by ASC 360-10-50-3.e. for the legacy Ball Corp component of the Divestiture Business.

<u>Note 15- Taxes on Income, page 75</u>

3.   We note that the valuation allowance increased $93 million for fiscal year 2016, of which $46 million impacted your effective tax rate. Please expand your disclosure on page 78 to quantify the components of the changes in the valuation allowance to allow investors to understand why the entire $93 million increase in the valuation allowance did not impact the effective tax rate. Please also help us understand how the disclosures on page 78 relate to your disclosures on pages 27 and 76 that the increase in the valuation allowance impacting the effective tax rate was due to losses in the U.K. where no tax benefit is expected.

<u>Note 22- Contingencies, page 100</u>

4.   We note your disclosure at the bottom of page 102 that you are continuing to evaluate loss contingencies related to the Rexam acquisition. Please help us understand what the purpose of this paragraph is and how this disclosure fits into the requirements in ASC 450-20-50. In this regard, you were eight months into the acquisition of Rexam at the time of the Form 10-K filing, and we did not note loss contingencies listed as an area that was not yet finalized or contingency disclosures in Note 4 as required by ASC 805-20-50-1.d.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey Houser, Staff Accountant, at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters. You may contact Frank Piggott, Staff Attorney, at (202) 551-3570, Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754, or me at (202) 551-3355 with any other questions.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction